Exhibit 99.1

CannTrust Receives Health Canada Approval for Phase 2 Expansion

VAUGHAN, ON, April 8, 2019 - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX:TRST, NYSE:CTST) is pleased to announce that its cultivation and processing permit under Health Canada Cannabis Regulations was amended to include the final 20% of its Phase 2 expansion. The entire 450,000 sq. ft. of its perpetual harvest greenhouse in Pelham, Ontario, is now fully licensed.

“We have always been confident that our processes meet and exceed regulatory standards, and we now have further validation of this from our regulators,” said Peter Aceto, Chief Executive Officer. “With this approval, CannTrust is set to meet its plan to reach 50,000kg of annualized capacity at the perpetual harvest greenhouse and continue providing award-winning products in a cost-effective manner.”

CannTrust’s expected production ramp is as follows:

•	The last 20% of the Phase 2 expansion is expected to be operating at full capacity by the end of Q2 2019.

•	Pending Health Canada approval, the Company anticipates planting on its previously announced outdoor land acquisition of 81 acres in Q2 2019 and expects to realize a yield of approximately 1,000kg per acre in 2019. Total 2019 production from this harvest is expected to be approximately 75,000kg.

•	With additional land under letter of intent anticipated to be secured in the near term, the Company’s outdoor cultivation operation is expected to total 100,000kg to 200,000kg of production in the second half of 2020. Production from outdoor cultivation will primarily be used for extraction purposes for products that we anticipate will be permitted based on proposed regulations for additional cannabis products, which include edibles and inhaled extract products.

•	The Company’s Phase 3 expansion of its perpetual harvest greenhouse is expected to add a further 50,000kg of capacity beginning in the second half of 2020. Phase 3 includes productivity and automation enhancements over Phases 1 and 2. Production from the Phase 3 expansion is also subject to Health Canada approval.

•	CannTrust’s combined cultivation operations are expected to reach a total annualized capacity of 200,000kg to 300,000kg in the second half of 2020.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada, and the 2018 Canadian Cannabis Awards “Top Licensed Producer of the Year”. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves more than 69,000 medical patients with its dried, extract and capsule products. The Company operates its 450,000 sq. ft. Niagara Perpetual Harvest Facility in Pelham, Ontario, has been permitted to construct another 390,000 sq. ft. facility in Pelham, and prepares and packages its product portfolio at its 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario. The Company has also purchased 81 acres of land in British Columbia and expects to secure over 200 acres of land in total for low-cost outdoor cultivation which it will use for its extraction-based products.

CannTrust is developing nanotechnology for new products in the medical, recreational, beauty, wellness and pet markets. The Company has established its international footprint through strategic partnerships with Cannatrek Ltd. in Australia and STENOCARE in Denmark. The Company has also partnered with Breakthru Beverage Group through Kindred Canada, for recreational distribution in Canada. CannTrust is committed to research and innovation through partnerships with McMaster University in Ontario and Gold Coast University in Australia, which were designed to contribute to the growing body of evidence-based research regarding the use and efficacy of cannabis.

For more information, please visit www.canntrust.ca.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release are based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information and statements include: Health Canada approval for the Company's planned outdoor grow operations and the Company's planned Phase 3 expansion of its perpetual harvest greenhouse; the anticipated timing and impact of such operational activities; production estimates for the Company's cultivation operations; plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: regulatory approvals; crop failure; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2019 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information or to arrange an interview, please contact:

Media Relations:	Investor Relations:

Sybil Eastman	Marc Charbin

Tel: 1-888-677-1477	416-467-5229

media@canntrust.ca	investor@canntrust.ca